06014346

smiths

**Smiths Group plc**

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

30 May 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED JUN 13 2006 WASH. D.C. 213 SECTION

Your ref : 82-34872

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
**File Number 82-34872**
**Smiths Group plc**

**SUPPL**

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
*Assistant Secretary*

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

11 MAY TO 19 MAY 2006

| | | |
|---|---|---|
| 223 | 22/05/2006 : 09:24:00 | Smiths Group PLC - Additional Listing |
| 224 | 23/05/2006 : 12:34:00 | Smiths Group PLC - Additional Listing |
| 225 | 24/05/2006 : 09:32:00 | Smiths Group PLC - Additional Listing |
| 226 | 25/05/2006 : 10:44:00 | Smiths Group PLC - Holding(s) in Company |
| 227 | 25/05/2006 : 11:38:00 | Smiths Group PLC - Additional Listing |

# Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Smiths Group PLC |
| **TIDM** | SMIN |
| **Headline** | Additional Listing |
| **Released** | 09:24 22-May-06 |
| **Number** | 3293D |

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 190,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

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## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Smiths Group PLC |
| **TIDM** | SMIN |
| **Headline** | Additional Listing |
| **Released** | 12:34 23-May-06 |
| **Number** | 4267D |

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 190,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Smiths Group PLC |
| **TIDM** | SMIN |
| **Headline** | Additional Listing |
| **Released** | 09:32 24-May-06 |
| **Number** | 4846D |

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 190,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | Smiths Group PLC |
| **TIDM** | SMIN |
| **Headline** | Holding(s) in Company |
| **Released** | 10:44 25-May-06 |
| **Number** | 5742D |

smiths

25 MAY 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: FRANKLIN RESOURCES, INC.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NOTIFICATION BY FRANKLIN RESOURCES, INC. AND ITS AFFILIATES WHICH INCLUDES FRANKLIN MUTUAL ADVISERS, LLC AND TEMPLETON WORLDWIDE, INC.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| | |
|---|---|
| Bank of New York, Europe | 130,967 |
| Bank of New York, London | 904,366 |
| JPMorgan Chase Bank, London | 28,037,329 |
| Citibank NA, London | 508,143 |
| Clydesdale Bank PLC | 480,490 |
| Euroclear Bank SA, Brussels | 27,000 |
| HSBC Bank PCL, London | 418,523 |
| Mellon Bank NA, London | 2,677,289 |
| Northern Trust Company, london | 1,569,002 |
| Royal Trust Corp of Canada, London | 1,309,191 |
| State Street Bank, London | 3,282,813 |
| Northern Trust Company | 32,858 |

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 24.05.2006

12. Total holding following this notification: 39,377,971 SHARES (AT 26 APRIL 2006)

13. Total percentage holding of issued class following this notification*: 6.951%

14. Any additional information

15. Name of contact and telephone number for queries: GUY NORRIS - 020 8457 8326

16. Name and signature of authorised company official responsible for making this notification: GUY NORRIS

17. Date of notification: 25.05.2006

* *any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

Close

## Regulatory Announcement



| | |
|---|---|
| **Company** | Smiths Group PLC |
| **TIDM** | SMIN |
| **Headline** | Additional Listing |
| **Released** | 11:38 25-May-06 |
| **Number** | 5805D |

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 190,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close